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                                               THE NEW SOUTH AFRICA FUND INC.
                                               c/o Custodial Trust Company
                                               101 Carnegie Center
                                               Princeton, New Jersey 08540

Dear Stockholder:

     As you requested, we are enclosing a copy of The New South Africa Fund Inc.'s Offer to Purchase, dated July 1, 1998 (the "Offer to Purchase"), 449,652 shares of its issued and outstanding common stock, par value $0.001 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on July 29, 1998, subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

     THE OFFER EXPIRES AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 29, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond July 29, 1998, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date, as extended.

     If, after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by The New South Africa Fund Inc. (the "Fund"), please contact your broker, dealer or other nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal. You must tender, or cause the tender of, all Shares actually or constructively owned by you pursuant to Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. You should consult your tax adviser as to the application of the constructive ownership rules of Section 318. Tendering stockholders will not be obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund pursuant to the Offer; however, a broker, dealer or other person may charge a fee for processing the transactions on behalf of stockholders. Stockholders are not required to pay a service charge to the Fund or the Depositary in connection with their tender of Shares.

     Neither the Fund nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each stockholder is urged to consult his or her broker, investment adviser or tax adviser before deciding whether to tender any Shares.

     The Fund's NAV on June 26, 1998 was $15.21 per Share. The Fund's NAV is published each week in The Wall Street Journal under the heading "Closed-End Funds." The Fund's NAV is also published in The New York Times and Barron's.

     During the pendency of the Offer, you may obtain current NAV quotations for the Fund as of the close of business on the previous business day by calling MacKenzie Partners, Inc., toll-free, at 1-800-322-2885 between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday-Friday (except holidays). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and any other tender offer documents may also be directed to MacKenzie Partners, Inc., the Information Agent, toll-free, at 1-800-322-2885.

     Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call MacKenzie Partners, Inc., the Information Agent, at the number set forth immediately above.

                                                Yours truly,

                                                THE NEW SOUTH AFRICA FUND INC.